Exhibit 10.1

BJ’s Restaurants, Inc.

7755 Center Avenue, Suite 300

Huntington Beach, CA 92647

Dear Matt:

This letter outlines the terms of your employment (the “Agreement”) with BJ’s Restaurants Inc. (the “Company”).

1. Effective Date of Employment. Your employment will begin on July 1, 2008 (the “Effective Date”), contingent upon the results of a background investigation and your acceptance of these terms.

2. Duties. Company will employ you as Chief Marketing Officer. In that capacity, you will perform such duties as the Company, in the exercise of its sole discretion, deems appropriate for that position. You will report to the Company’s Chief Executive Officer (CEO).

3. Employment Location: The principal location of your employment will be at the Company’s home office in Huntington Beach, California. This Agreement is contingent upon the relocation of your family’s primary place of residence from Austin, Texas to Southern California within 90 days of the Effective Date. You understand that it is essential for the Company’s CMO position to be based full-time at the Company’s home office, excluding the normal business travel requirements of the CMO position.

4. Salary. You will receive a bi-weekly base salary of $9,038.46, which annualizes to a yearly salary of $235,000 payable in accordance with the Company’s payroll policies, as such policies may change from time to time (the “Salary”). Your Salary is subject to modification during your employment in accordance with the Company’s practices, policies and procedures and your performance. All such modifications, if any, will be at the sole discretion of the Company.

5. Monthly Auto Allowance. You will also receive a monthly nonaccountable automobile allowance of $1,000, less applicable withholdings. The allowance is intended to cover all costs of using your personal auto for Company business purposes from time to time, including gasoline, mileage and so forth.

6. Reimbursement of Company Business Expenses: You will be reimbursed for expenses you incur that are directly related to the Company’s operations and business, pursuant to the provisions of the Company’s business expense reimbursement policy. A Company-provided business credit card, a cell phone and laptop will be issued to you for Company business purposes.

7. Annual Cash Bonus Opportunity. Your 2008 cash bonus opportunity under the Company’s 2008 Performance Incentive Plan (“2008 PIP) will be a maximum of 35% of your Salary, with such cash bonus opportunity to be calculated on the basis of the Company’s entire fiscal 2008’s performance. Any 2008 cash bonus which you may receive under the 2008 PIP will be prorated to the Effective Date. Your 2008 cash bonus opportunity under the 2008 PIP will be driven by the degree of the Company’s achievement of its consolidated pre-tax income goal for 2008 (67%) and the degree of your achievement, as determined by the CEO in his sole and absolute judgment, of certain key initiatives and personal objectives agreed upon by you and the CEO (33%). These percentage components and your eligibility for any such bonus in subsequent fiscal years are subject to change, in the sole discretion of the Company’s Board of Directors, provided that you are still employed by the Company in the capacity you are currently being employed or in any other capacity. Your annual cash bonus opportunity is at the sole discretion of the Company’s Board of Directors and is not earned until received.

8. Termination With or Without Cause. Your employment is at will and may be terminated by you or the Company, at any time, with or without notice, and with or without cause.

If the Company terminates your employment without cause, on or after July 1, 2008, you will be eligible to receive a severance payment of six (6) months salary and, if you are not covered by any other comprehensive group medical insurance plan, the Company will also pay you an amount equivalent to your COBRA payments for a period of six (6) months. Any severance amounts paid will be based upon your then current annual Salary at the time employment ends and will be paid in a lump sum, less applicable withholdings. The aforementioned severance payment is conditioned upon your agreement to release all claims, if any, you may have against the Company and/or any of its employees, officers, agents and representatives, insofar as permissible under the law. For the purpose of the severance payment provision in this Agreement only, “Cause” shall include, but not limited to:

(i)	failure by you to perform your duties expected by the Company, other than such failure resulting from your incapacity due to physical or mental illness, after there has been delivered to you a written demand for performance from the Company which demand identifies the basis for the Company’s belief that you have not performed your duties;

(ii)	dishonesty, incompetence or gross negligence in the discharge of your duties.

(iii)	theft, embezzlement, fraud, act or acts of dishonesty undertaken by you to resulting in personal gain or enrichment of you or others at the expense of the Company, and/or your conviction of a felony;

(iv)	breach of confidentiality, or unauthorized disclosure or use of inside information, recipes, processes, customers or employee lists, trade secrets or other proprietary information;

(v)	the violation of any law, rule, or regulation of any governmental authority or breach of the Company’s policies and procedures including, without limitation , the Company’s Code of Ethics and Conduct and/or any of its anti-harassment and anti-discrimination policies;

(vi)	a material breach of the terms and conditions of this Agreement;

(vii)	conduct that is injurious to the reputation, business or assets of the Company.

You will not be eligible for the severance payments or benefits set forth herein if you resign from your employment with the Company for any reason or voluntarily terminate your employment

9. Equity Awards. Subject to applicable securities laws and the approval of the Compensation Committee of the Company’s Board of Directors, you will be granted an option to purchase 25,000 shares of the Company’s common stock, and also receive a grant of 12,500 restricted stock units (RSUs) pursuant to the terms of the Company’s 2005 Equity Incentive Plan. Both of these awards will have an exercise price equal to the closing price of the Company’s common stock on the Nasdaq Global Market on the date of grant, which is currently expected to be July 29, 2008 (or the third business day after the release of the Company’s financial results for the second quarter of fiscal 2008). Vesting for both of these awards will be 20% annually, beginning with the first anniversary of their grant date, over a total of five (5) years. You will also be eligible for additional grants of equity awards from time to time at the discretion of the Compensation Committee of the Board.

10. Other Benefits. You shall be entitled to participate in any benefit plan that the Company may offer to its employees from time to time, according to the terms of such plan, including, but not limited to, the Company’s group medical insurance program, which will become effective the first of the month following 90 days from your Effective Date, and the Company will cover 100% of the expense for medical insurance for you and your dependents, but not for any taxable income realized by you as a result of that reimbursement. The Company will reimburse any COBRA expense incurred during the first 90 days for you and any dependents currently covered. Nothing contained in this Agreement shall affect the right of Company to terminate or modify any such plan or agreement, or other benefit, in whole or in part, at any time and from time to time.

11. Relocation Expense Allowance. The Company will provide you with a non-accountable relocation expense allowance of $25,000 to assist in your relocation from Austin, Texas to Southern California. You will be responsible for all income tax obligations associated with this allowance. Should you voluntarily terminate your employment with the Company for any reason during the first 180 days from the Effective Date, you agree to reimburse the relocation expense allowance in full to the Company.

12. Paid Absences. The Company does not have a formal paid vacation or illness policy for its officers. Accordingly, officers are expected to use their reasonable judgment and professional discretion when requesting paid time off for any reason, in light of their current work schedules and the Company’s business and operational requirements. Paid absences must be reasonably requested in advance and approved by the CEO.

13. Trade Secrets/Confidentiality. You hereby acknowledge that, as a result of your position with the Company, the Company will give you access to the Company’s proprietary and confidential information and trade secrets. Therefore, as a condition of your employment and the Company’s disclosing such proprietary and confidential information to you, you agree to sign and be bound by a separate Trade Secrets/Confidentiality Agreement.

14. Compliance with Company Policies and Procedures. You will be required to comply with the Company’s policies and procedures, as they may be constituted from time to time. Notwithstanding such policies and procedures, the terms set forth in this Agreement or any other written fully executed agreement between you and the Company shall prevail over conflicting Company policies and procedures.

15. Severability. If any provision contained in this Agreement is determined to be void, illegal or unenforceable, in whole or in part, then the other provisions contained herein shall remain in full force and effect as if the provision which was determined to be void, illegal, or unenforceable had not been contained herein.

16. Other Provisions. By signing this letter, you acknowledge that the terms described in this letter set forth the entire understanding between the parties concerning the terms of your employment and supersedes all prior representations, understandings and agreements, either oral or in writing, between you and the Company with respect to the terms of your employment by the Company and all such prior representations, understandings and agreements, both oral and written, are hereby terminated. However, nothing in this paragraph is intended to, nor does it, effect additional written agreements entered into by the parties contemporaneous with or subsequent to this agreement, including, without limitation, the Trade Secrets/Confidentiality Agreement referenced herein. Nothing in this letter constitutes a guarantee of employment for any period of time, nor does it limit your right, or the right of the Company to end your employment with the Company at any time, for any reason. No term or provision of this letter may be amended, waived, released, discharged or modified except in writing, signed by you and an authorized officer of the Company.

17. Any disputes or controversy arising under or in connection with this Agreement, including but not limited to, whether any Cause to dismiss you exists under the provisions of paragraph 8 of this Agreement, shall be resolved by arbitration conducted in Orange County, California in accordance with the rules of the American Arbitration Association and by a single arbitrator reasonably acceptable to both you and the Company. In the event of termination with Cause, you will not be entitled to, or be considered eligible to, receive any prorated cash bonus under the Company’s PIP.

Matt, we are excited to have you join our senior leadership team. Please acknowledge your acceptance of this offer of employment on the terms indicated by signing the enclosed copy of this letter and returning it to me as soon as possible.

Sincerely,

Gerald W. Deitchle Chairman and CEO

I accept the above offer of employment with BJ’s Restaurants Inc. on the terms described in this letter.

Matt Hood

Date